UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 56)*

CNA Financial Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)
126117-10-0
(CUSIP Number)

Marc A. Alpert
Senior Vice President, General Counsel and Secretary
Loews Corporation
9 West 57th Street
New York, New York 10019
(212) 521-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 2, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126117-10-0

1.	Name of Reporting Person
Loews Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only

4.	Source of Funds
WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
248,414,738
	8.	Shared Voting Power
None
	9.	Sole Dispositive Power
248,414,738
	10.	Shared Dispositive Power
None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
248,414,738
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13.	Percent of Class Represented by Amount in Row (11)
91.7%
14.	Type of Reporting Person
CO HC

Item 3. Source and Amount of Funds or Other Consideration
The information contained in Item 3 is hereby amended and supplemented by adding the following information:

The $175,055,924.25 purchase price for the 4,456,050 shares of Common Stock purchased on August 2, 2023 as described in Item 5 of Amendment No. 56 to this Schedule 13D, was provided from the Reporting Person’s internally generated funds.

Item 4. Purpose of Transaction
The information contained in Item 4 is hereby amended by deleting the text of the second sentence thereof in its entirety and replacing it with the following:

As of the date of Amendment No. 56 to this Schedule 13D, the Reporting Person beneficially owns 248,414,738 shares, or approximately 91.7%, of the Common Stock of the Issuer, including 4,456,050 shares purchased on August 2, 2023 as described in Item 5 of Amendment No. 56 to this Schedule 13D.

Item 5. Interest in Securities of the Issuer
The information contained in Item 5 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

(a)    The aggregate number of shares of Common Stock to which this Schedule 13D relates is 248,414,738, representing approximately 91.7% of the 270,861,737 shares of Common Stock outstanding as of August 2, 2023.

(b)    The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all of the 248,414,738 shares of Common Stock covered by this Schedule 13D.

(c)    On August 2, 2023, the Reporting Person purchased 4,456,050 shares of Common Stock at a price per share of $39.29. Such transaction was effected through a broker-dealer.

(d)    The Reporting Person has the sole right to receive and the sole power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered by this Schedule 13D.

(e)    Not applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOEWS CORPORATION
Dated: August 2, 2023	By:	/s/ Marc A. Alpert
		Name:	Marc A. Alpert
		Title:	Senior Vice President, General Counsel and Secretary